Exhibit 3.4

Amended Article II Section 2 of the Gencor Industries, Inc. By-laws

“Section 2. Time. Unless otherwise directed by the Board of Directors, the annual meeting of the stockholders for the election of directors of the corporation and other meetings of the stockholders shall be held at the principal offices of the corporation in the State of Florida and for the transaction of any other proper business, shall be held at the time and on the day designated by the Board of Directors in each year.”